James Scheifley & Associates, PC
Certified Public Accountants & Consultants
P.O. Box 2158
Dillon, CO 80435




January 10, 2001



JNS Marketing, Inc.
10200 W. 44th Ave., Suite 400
Wheat Ridge, CO, 80033

Dear Mr. Littman:

At the request of  JNS Marketing, Inc., we are representing as follows:

1. James Scheifley & Associates, PC resigned as auditor effective January 10, 2001.

2. James Scheifley & Associates, PC was requested to resign, so that the Board could appoint Michael Johnson & Co. as auditors.

3. In connection with the audit of the most recent fiscal year, no disagreement(s) exist with any former accountant or the current accountant on any matter of accounting, principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreement(s), if not resolved to the satisfaction of the former accountant would have caused him to make reference in connection with his report to the subject of the disagreement(s).

4. The audit report by James Scheifley & Associates, P.C. for the year ended September 30, 1999, contained an opinion which included a paragraph discussing uncertainties related to continuation of the Registrant as a going concern. Otherwise, the audit report by James Scheifley & Associates, P.C. for the year ended September 30, 1999 did not contain an adverse opinion or disclaimer of opinion, nor was it qualified or modified as to uncertainty, audit scope, or accounting principles.

Sincerely,

/s/ James Scheifley
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James Scheifley & Associates, PC, CPA